Exhibit 10.8

SILVERBACK THERAPEUTICS	Silverback Therapeutics, Inc. 500 Fairview Avenue North Suite 600 Seattle, WA 98109

November 3, 2020

Via Email

Jonathan Piazza

Re:	Offer of Employment

Dear Jonathan,

This will confirm the terms under which Silverback Therapeutics, Inc., a Delaware corporation (the “Company”) has made you an offer of at-will employment:

1.    Position; Duties; Work Location. You will serve as Chief Financial Officer reporting to the Company’s Chief Executive Officer and shall perform such duties as are ordinary, customary and necessary in such role. Your start date with the Company shall be November 5, 2020 or such other date as mutually agreed upon between you and the Company (such actual date your employment begins, the “Start Date”). This is an exempt position, and you will devote on a full-time basis your time, skill and attention to the performance of your duties on behalf of the Company. You will devote your efforts to the interests of the Company as set forth in the preceding sentence and will not engage in other employment or in any activities detrimental to the interests of the Company without the prior written consent of the Company. Notwithstanding the foregoing, you may engage in civic and not-for-profit activities, provided that such activities do not materially interfere with the performance of your duties hereunder, and such activities are not adverse or antagonistic to the Company, its business or prospects, financial or otherwise. Your primary work location shall be the Company’s office located in Seattle, Washington. The Company reserves the right to reasonably require you to perform your duties at places other than your primary office location from time to time, and to require reasonable business travel. The Company may modify your job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

2.    Proof of Right to Work; Proprietary Information and Invention Assignment Agreement. As a condition to your employment with the Company, on your first day of work you will be required to prove your eligibility for employment under the Immigration and Reform Control Act of 1986, as well as to sign and comply with the Company’s standard proprietary information and invention assignment (“PIIA”) which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of proprietary information.

3.    Compensation and Benefits.

a) Base Salary. The Company agrees to pay you an annualized salary of $400,000, less applicable tax withholdings (“Base Salary”), payable as earned in accordance with the Company’s customary payroll practices. Your Base Salary shall be reviewed by the Company’s Board of Directors or its Compensation Committee (the “Board”) for possible increases annually. Contingent and effective upon the date of execution and delivery of the underwriting agreement relating to the initial public offering of the Company’s common stock (the “IPO”), your Base Salary will be increased to at least $425,000, less applicable tax withholdings.

b)    Stock Options; Equity Acceleration Benefit. Subject to approval of the Board, you will receive an option to purchase 1,078,932 shares of the Company’s common stock (the “Option”) pursuant to the Company’s 2016 Equity Incentive Plan (the “Equity Plan”). Such amount represents 1.15% of the Company’s total outstanding shares of capital stock on a fully-diluted basis as of the date of grant of the Option (including the share reserve of all the Company’ s equity plans). The per share exercise price of the Option will be equal to the per share fair market value of the common stock on the date of grant, as determined by the Board. The shares subject to the Option will vest over four years of continuous service to the Company, with twenty-five percent (25%) of the shares subject to the Option vesting on the first year anniversary of your Start Date, and the remaining shares vesting in equal monthly installments over the subsequent thirty-six (36) months of continuous service thereafter. The Option will be governed by and subject to the terms and conditions set forth in the Equity Plan, and the stock option agreement you will be required to execute. The Option will have an early exercise feature, subject to the Company’s right of repurchase. In the event that your employment is terminated by the Company without Cause (as defined below) or by you for Good Reason (as defined below) within three (3) months prior, upon, or twelve (12) months following, the consummation of a Change of Control, then subject to your compliance with this letter agreement (including the conditions in Section 4(e) below), the vesting and exercisability of one hundred percent (100%) of unvested shares subject to the Option and all Company equity that has been previously granted to you shall accelerate and become immediately vested and exercisable as of the date of the closing of the Change of Control (the “Equity Acceleration Benefit”). As used herein, a “Change of Control” shall mean a Change of Control as defined in the Equity Plan, or any other transaction that is a Liquidation Event, as defined in the Company’s Amended and Restated Certificate of Incorporation, as may be amended from time to time as set forth therein, other than a liquidation, voluntary or involuntary dissolution or winding up of the Corporation or a general assignment for the benefit of creditors. In addition, contingent and effective upon the date of execution and delivery of the underwriting agreement relating to the IPO, you will receive an additional option grant pursuant to the Company’s then effective equity incentive plan (the “Additional Option”) such that the total shares underlying all options held by you represent at least 1.05% of the total outstanding shares of the Company’ s common stock as of the date of grant of the Additional Option, giving effect to the shares reasonably anticipated to be issued in the IPO as determined in the good faith discretion of the Board on the date of approval of the Additional Option. The shares subject to the Additional Option will vest over four years of continuous service to the Company, with twenty-five percent (25%) of the shares subject to the Additional Option vesting on the first year anniversary of the date of grant, and the remaining shares vesting in equal monthly installments over the subsequent thirty-six (36) months of continuous service thereafter. The per share exercise price of the Additional Option will be equal to the per share price at which the Company’s common stock is sold to the public in the IPO. The Additional Option shall be subject to the Equity Acceleration Benefit.

c)    Bonus Potential. You will be eligible to earn an annual discretionary cash bonus with a target amount of up to 40% of your Base Salary, prorated for the number of days employed in a calendar year (the “Bonus”). Whether you receive a Bonus for any given year, and the amount of any such Bonus, will be determined by the Board in its discretion based upon the achievement of corporate and/or individual objectives and milestones and other terms and conditions determined in the discretion of, and approved by, the Board. You must be employed at the time the Bonus payment is made in order to earn such Bonus. The Bonus payment shall occur at the same time as other performance based bonuses for other officers of the Company, which shall in any event be not later than March 15 of the year following the year in which the Bonus was earned.

d)    Signing Bonus. Upon the commencement of your employment with the Company, you will receive a one-time signing bonus in the amount of $100,000 (the “Signing Bonus”), subject to applicable payroll deductions and withholdings. The Signing Bonus will be paid to you as an advance in a single lump sum in accordance with the Company’s standard payroll processes within 30 days after your Start Date, and is provided to you prior to your earning of such Signing Bonus. You will not earn the Signing Bonus unless you remain actively and continuously employed with the Company through the one (1) year anniversary of your Start Date. If you are terminated for Cause or you resign without Good Reason, as each term is defined below, at any time prior to the one (1) year anniversary of your Start Date, you agree to repay to the Company, within thirty (30) days of your employment termination date 100% of the gross amount of the Signing Bonus.

e)    Relocation Assistance. Subject to your relocation to the Seattle, Washington area by no later than September 1, 2021, the Company will provide you with a relocation assistance payment to cover the costs you incur in connection with selling your current home, moving expenses and closing costs for the purchase of a residence in the Seattle, Washington area in the gross amount of $100,000 (“Relocation Assistance”). The Relocation Assistance will be paid to you on the Start Date, and if you are terminated for Cause or you resign without Good Reason, as each such term is defined below, at any time prior to the one (1) year anniversary of your Start Date, you shall repay the Relocation Assistance to the Company in full within thirty (30) days after such termination or resignation. All amounts set forth in this Section for which the Company is required to make withholdings, shall have such amounts withheld, as applicable.

t)    Temporary Housing Stipend. Subject to your relocation to the Seattle, Washington area by no later than September 1, 2021, and commencing in the month of your relocation, the Company will provide you with a monthly temporary housing stipend (the “Monthly Housing Stipend”) in the gross amount of $7,500 per month, payable in accordance with the Company’s customary payroll practices, until the date on which you have received gross Monthly Housing Stipend payments of $45,000 (six months following your relocation to the Seattle, Washington area). If you are terminated for Cause or you resign without Good Reason, as each such term is defined below, at any time prior to the one (1) year anniversary of your relocation to the Seattle, Washington area, you shall repay a pro-rated pre-tax amount of the Monthly Housing Stipend previously paid to you by the Company within thirty (30) days after such termination or resignation based on your days of employment with the Company following your relocation to the Seattle, Washington area. All amounts set forth in this Section for which the Company is required to make withholdings, shall have such amounts withheld, as applicable.

g)    Standard Company Benefits; Company Policies. You will be eligible to participate in regular health insurance, vacation, and other employee benefit plans established by the Company for its employees from time to time on substantially the same terms as are made available to employees of the Company generally. The employment relationship between the parties shall be governed by the general employment policies and practices of the Company, except that when the terms of this letter agreement differ from or are in conflict with the Company’s general employment policies or practices, this letter agreement shall control.

4.    Term and Termination.

a)    Term and Termination. The term of this letter agreement shall be the period commencing on the Start Date and ending on the date that this letter agreement is terminated by either party pursuant to the provisions of this letter agreement. You are employed at-will, meaning that, subject to the terms and conditions set forth herein, either the Company or you may terminate your employment at any time, with or without Cause.

b)    Compensation upon Termination. Upon the termination of your employment for any reason, the Company shall pay you all of your accrued and unpaid wages earned through your last day of employment (the “Separation Date”).

c)    Termination without Cause; Resignation for Good Reason; Severance. If your employment is terminated by the Company without Cause or you resign your employment with the Company for Good Reason (as defined below), and provided in either case such termination constitutes a “separation from service,” as defined under Treasury Regulations Section l .409A-l(h), and you remain in compliance with the terms of this letter agreement (including the conditions described in Section 4(e) below), then the Company will pay you, as severance, the equivalent of nine (9) months of your Base Salary in effect as of the date of your employment termination (the “Severance”). The Severance will be paid as a continuation on the Company’s regular payroll, beginning no later than the first regularly scheduled payroll date following the sixtieth (60th) day after employment termination date, with the first such payment equal to all of the Base Salary that you would have been paid up through that payment date had you remained in employment, provided that the Release has become effective by its terms.

d)    Termination for Cause; Resignation Without Good Reason; Death or Disability. If you resign your employment with the Company without Good Reason, or the Company terminates your employment for Cause, upon dissolution or cessation of the Company, or upon your death or disability, then (a) all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned, which will be paid to you on your last date of employment with the Company), (b) you will not be entitled to any Severance; and (c) you will no longer vest in the Option.

e)    Conditions to Receipt of Severance Benefits. The receipt of the Severance will be subject to you signing and not revoking a separation agreement and general release of claims in a form reasonably satisfactory to the Company (the “Release”) by no later than the sixtieth (60th) day after the Separation Date (“Release Deadline”). No Severance will be paid or provided until the Release becomes effective. You shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the Separation Date.

f)    As used herein, “Cause” means: (i) any willful, material violation by you of any law or regulation applicable to the business of the Company (or any successor, subsidiary, parent or affiliate of the Company), (ii) your conviction for, or guilty or nolo contendere plea to, any felony or any willful perpetration by you of a common law fraud, (iii) your commission of an act of personal dishonesty which involves personal profit in connection with the Company (or any successor, subsidiary, parent or affiliate of the Company) or any other entity having a material business relationship with the Company, (iv) a repeated pattern of unexcused absences that causes substantial failure by you to perform the material lawful duties as a director, officer, employee or consultant of the Company, (v) any continued failure or refusal by you to perform the material, lawful, duties required of you in your capacity as a director, officer, employee or consultant of the Company (or any successor, subsidiary, parent or affiliate of the Company if you are then primarily employed by such entity) or (vi) a material breach of any applicable invention assignment and/or confidentiality agreement or similar agreement that materially damages the Company (or any successor, subsidiary, parent or affiliate of the Company); provided, however, that as to subsections (i), (iii), (iv), (v) and (vi), Cause shall not exist unless the Company has first provided you with written notice of the claimed grounds for Cause and a reasonable opportunity of not less than thirty (30) days to cure, if curable, the claimed grounds. The foregoing definition shall not in any way preclude or restrict the right of the Company or any successor or affiliate thereof to discharge or dismiss you for any acts of omissions, but such other acts or omissions shall not, for purpose of this letter agreement, constitute grounds for termination for Cause.

g)    As used herein, “Good Reason” means (i) the assignment to you of duties, or limitation of your responsibilities, materially and repeatedly inconsistent with your position, duties, responsibilities and status with the Company, (ii) a material reduction by the Company of your Base Salary (10% or greater), unless such reduction affects all officers of the Company, or (iii) the relocation of your principal place of employment to a location that is more than fifty (50) miles from your then current principal place of employment; provided however, that in order for circumstances to provide Good Reason for your resignation, the following additional conditions must be satisfied also: (A) you resign within sixty (60) days after the initial occurrence of the circumstance giving rise to Good Reason; (B) you provide notice to the Company of the circumstance giving rise to Good Reason within thirty (30) days after the initial existence of such circumstance; and (C) the Company has a thirty (30) day period in which to cure such circumstance, if it is capable of being cured, and upon any such cure, you shall not be considered to have Good Reason to resign.

5.    At-Will Employment. You will be an at-will employee of the Company, which means that the employment relationship can be terminated by either you or the Company for any reason or no reason, at any time, with or without prior notice and with or without Cause. Any statements or representations to the contrary should be regarded by you as ineffective. Any modification or change in the at-will employment status may only occur by way of a written employment agreement signed by you and the Company’s Chief Executive Officer.

6.    Other Agreements. By signing this letter agreement, you represent and warrant to the Company that as of the Start Date either (a) you are not bound by any other agreement or agreements (i.e., a non-solicitation or non-compete agreement with a former employer) which would inhibit or limit in any way your ability to perform the duties required by this position or to contact, solicit, or hire any other individual or entity to work for or contract with the Company or (b) you have provided copies of any such agreements to the Company.

7.    Section 280G. If any payments and other benefits provided for in this letter agreement or otherwise constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and, but for this Section 7, would be subject to the excise tax imposed by Section 4999 of the Code, then payments and other benefits will be payable to you, at your election, either in full or in such lesser amounts as would result, after taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, on your receipt on an after-tax basis of the greatest amount of payments and other benefits, by first reducing the cash payments and then reducing the equity grants, in each case, pro rata between amounts subject to Section 409A of the Code and amounts not subject to Section 409A of the Code.

8.    Section 409A. This letter agreement is intended to comply with Section 409A of the Code or an exemption thereunder and shall be construed and administered in accordance with Section 409A of the Code and the Treasury Regulations promulgated thereunder (“Section 409A”). Notwithstanding any other term of this letter agreement, payments provided under this letter agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this letter agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. Notwithstanding any other term in this letter agreement, if, at the time of your separation of employment, you are a “specified employee,” as defined in Section 409A, to the extent delayed commencement of any portion of the payments or benefits to which you are entitled under this letter agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, that portion of your benefits shall not be provided to you before the earlier of (a) six (6) months and one day after your separation, or (b) the date of your death. All payments deferred pursuant to this Section 8 shall be paid in a lump sum to you on the date which is six months and one day after your separation or the date of your death, as applicable, and any remaining payments due under this letter agreement shall be paid as required by this letter agreement.

Notwithstanding any other term in this letter agreement: (i) no amount that constitutes “deferred compensation” under Section 409A shall be payable pursuant to Section 4(c) above unless the termination of your employment constitutes a “separation from service” within the meaning of Treasure Regulations Section l.409A-l(h). Any installment payment paid pursuant to this letter agreement shall constitute a separate and distinct payment for purposes of Section 409A. Additionally, to the extent that any reimbursement of expenses or in-kind benefits constitutes “deferred compensation” under Section 409A, such reimbursement or benefit shall be provided no later than December 31st of the year following the year in which the expense was incurred. The amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year. The amount of any in-kind benefits provided in one year shall not affect the amount of in-kind benefits provided in any other year. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this letter agreement comply with Section 409A, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by you on account of non-compliance with Section 409A.

9.    Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this letter agreement; provided, however, that the Company shall pay the reasonable fees and expenses of one outside counsel that may represent you in connection herewith, in an amount not to exceed $5,000 in the aggregate.

10.    Miscellaneous. This letter agreement, together with the PIIA and the documents expressly referenced herein, constitutes the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations, or agreements between you and the Company. The provisions of this letter agreement may only be modified by a document signed by you and a duly authorized representative of the Company. This letter agreement will be governed by the laws of the State of Washington. Whenever possible, each provision of this letter agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this letter agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this letter agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties. Any waiver of any breach of any provisions of this letter agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this letter agreement. This letter agreement is intended to bind and inure to the benefit of and be enforceable by you and the Company, and their respective successors, assigns, heirs, executors and administrators. The Company may freely assign this letter agreement, without your prior written consent. You may not assign any of your duties hereunder and you may not assign any of your rights hereunder without the written consent of the Company.

11.    Expiration; Conditions. This offer shall expire on November 4, 2020, and is subject to you (i) signing the Company’s standard PIIA, a copy of which is attached for your review as Exhibit A; (ii) satisfactory proof of your identity and right to work in the United States; and (iii) other applicable pre-employment screenings.

[Remainder of page left intentionally blank]

Please indicate your acceptance to the foregoing terms by signing this letter where indicated below and returning it to me at

I am delighted that you will be joining our team and I am looking forward to working with you. If you have any questions, please give me a call.

Very truly yours,
Silverback Therapeutics, Inc.

By:	/s/ Laura Shawver
Laura Shawver
Chief Executive Officer

AGREED TO AND ACCEPTED BY:

/s/ Jonathan Piazza

Jonathan Piazza

Date:	November 3, 2020

Enclosure:	Proprietary Information and Invention Agreement

8